Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


          Beginning   March 1, 1996   and Ending   December 31, 1996


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                       GPU GENERATION, INC.
                        (Exact Name of Reporting Company)


 A                          Subsidiary                   Service Company
                    ("Mutual" or "Subsidiary")


 Date of Incorporation April 11, 1994 If not Incorporated, Date of
 Organization

 State or Sovereign Power under which Incorporated or Organized  Pennsylvania

                                                            1001 Broad Street
 Location of Principal Executive Offices of Reporting Co.  Johnstown, PA  15907


 Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                                           1001 Broad Street
 R. J. Vodzack     Comptroller & Chief Accounting Officer  Johnstown, PA 15907

     (Name)                       (Title)                      (Address)


 Name of Principal Holding  Company Whose Subsidiaries are served  by Reporting
 Company:


                            GPU, INC.

                                                                              1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

      2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

      3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

      4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

      5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

      6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

      7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

     10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

     11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

     LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                    Page
                                                                      Number


     Description of Schedules and Accounts            Schedule or Account
                                                              Number

 COMPARATIVE BALANCE SHEET                        Schedule I           4-5

   SERVICE COMPANY PROPERTY                       Schedule II          6-7

   ACCUMULATED PROVISION FOR DEPRECIATION
   AND AMORTIZATION OF SERVICE COMPANY PROPERTY   Schedule III          8

   INVESTMENTS                                    Schedule IV           9

   ACCOUNTS RECEIVABLE FROM ASSOCIATE
   COMPANIES                                      Schedule V           10

   FUEL STOCK EXPENSES UNDISTRIBUTED              Schedule VI          11

   STORES EXPENSE UNDISTRIBUTED                   Schedule VII         12

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS       Schedule VIII        13

   MISCELLANEOUS DEFERRED DEBITS                  Schedule IX          14

   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
   EXPENDITURES                                   Schedule X           15

   PROPRIETARY CAPITAL                            Schedule XI          16

   LONG-TERM DEBT                                 Schedule XII         17

   CURRENT AND ACCRUED LIABILITIES                Schedule XIII        18

   NOTES TO FINANCIAL STATEMENTS                  Schedule XIV         19

 COMPARATIVE INCOME STATEMENT                     Schedule XV          20

   ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457          21

   ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458          22

   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
   AND NONASSOCIATE COMPANIES                     Schedule XVI         23

   SCHEDULE OF EXPENSE BY DEPARTMENT OR
   SERVICE FUNCTION                               Schedule XVII       24-25

   DEPARTMENTAL ANALYSIS OF SALARIES                     -             26

   OUTSIDE SERVICES EMPLOYED                             -             27

   EMPLOYEE PENSIONS AND BENEFITS                        -             28

   GENERAL ADVERTISING EXPENSES                          -             29

   MISCELLANEOUS GENERAL EXPENSES                        -             30

   LEASE/RENTALS                                         -             31

   TAXES OTHER THAN INCOME TAXES                  Account 408          32

   DONATIONS                                      Account 426.1        33

   OTHER DEDUCTIONS                               Account 426.5        34

   NOTES TO STATEMENT OF INCOME                   Schedule XVIII       35

 LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                         Page
                                                                     Number



 Description of Reports or Statements



 ORGANIZATION CHART                                                    36




 METHODS OF ALLOCATION                                                 37




 ANNUAL STATEMENT OF COMPENSATION FOR USE                              38
 OF CAPITAL BILLED




 VENTURE DISCLOSURES                                                   39




 FINANCIAL DATA SCHEDULE - FILED VIA EDGAR


 NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                                                                                      4
                        ANNUAL REPORT OF  GPU GENERATION, INC.


                         SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.


 ACCOUNT            ASSETS AND OTHER DEBITS                   AS OF DECEMBER 31
                                                           CURRENT       PRIOR  (A)
      SERVICE COMPANY PROPERTY
 101    Electric plant in service (Schedule II)           $     -      $     -
 101.1  Property under capital leases  (Schedule II)      $     -      $     -
 107    Construction work in progress  (Schedule II)            -            -
            Total Property                                      -            -

 108    Less accumulated provision for depreciation
        of electric utility plant (Schedule III)                -            -

            Net Service Company Property                        -            -

      INVESTMENTS

 123    Investment in associated companies (Schedule IV)        -            -
 124    Other investments                  (Schedule IV)        -            -
 128    Other Special Funds                (Schedule IV)      456            -
            Total Investments                                 456            -

      CURRENT AND ACCRUED ASSETS

 131    Cash                                                    -            -
 134    Other special deposits                                300            -
 135    Working funds                                          55            -
 136    Temporary cash investments  (Schedule IV)               -            -
 141    Notes receivable                                        -            -
 143    Other accounts receivable                          17,478            -
 144    Accumulated provision for uncollectible
        accounts                                                -            -
 146    Accounts receivable from associated
        companies                   (Schedule V)           66,231            -
 152    Fuel stock expenses undistributed (Schedule VI)         -            -
 154    Plant materials and operating supplies                  -            -
 163    Stores expense undistributed (Schedule VII)             -            -
 165    Prepayments                                             -            -
 174    Miscellaneous current and accrued
        assets                       (Schedule VIII)            -            -
            Total Current and Accrued Assets               84,064            -

      DEFERRED DEBITS

 181    Unamortized debt expense                                -            -
 183    Preliminary survey and investigation charges            -            -
 184    Clearing accounts                                    (122)           -
 186    Miscellaneous deferred debits (Schedule IX)           645            -
 188    Research, development, or demonstration
        expenditures                  (Schedule X)              -            -
 190    Accumulated deferred income taxes                   8,042            -
            Total Deferred Debits                           8,565            -

            TOTAL ASSETS AND OTHER DEBITS                 $93,085      $     -


                                                                                      5
                        ANNUAL REPORT OF  GPU GENERATION, INC.



                         SCHEDULE I - COMPARATIVE BALANCE SHEET


 ACCOUNT            LIABILITIES AND PROPRIETARY CAPITAL     AS OF DECEMBER 31
                                                           CURRENT       PRIOR  (A)
      PROPRIETARY CAPITAL
 201    Common stock issued  (Schedule XI)                $    50      $     -
 211    Miscellaneous paid-in-capital (Schedule XI)             -            -
 215    Appropriated retained earnings (Schedule XI)         (127)           -
 216    Unappropriated retained earnings (Schedule XI)          -            -
            Total Proprietary Capital                         (77)           -

      LONG-TERM DEBT

 223    Advances from associated companies (Schedule XII)       -            -
 224    Other long-term debt  (Schedule XII)                    -            -
 225    Unamortized premium on long-term debt                   -            -
 226    Unamortized discount on long-term debt-debit            -            -
            Total Long-term Debt                                -            -

      CURRENT AND ACCRUED LIABILITIES

 231    Notes payable                                           -            -
 232    Accounts payable                                   48,027            -
 233    Notes payable to associated
        companies                  (Schedule XIII)              -            -
 234    Accounts payable to associated
        companies                  (Schedule XIII)          6,352            -
 236    Taxes accrued                                       3,174            -
 237    Interest accrued                                        -            -
 238    Dividends declared                                      -            -
 241    Tax collections payable                               292            -
 242    Miscellaneous current and accrued
        liabilities                (Schedule XIII)         22,189            -
 243    Obligations under capital leases-current                -            -
            Total Current and Accrued Liabilities          80,034            -

      DEFERRED CREDITS & OTHER NON-CURRENT LIABILITIES

 227    Obligations under capital lease - non-current           -            -
 228.2  Accumulated provision for injuries and damages      1,165            -
 228.3  Accumulated provision for pensions and benefits    10,898            -
 253    Other deferred credits                              1,065            -
 255    Accumulated deferred investment tax credits             -            -
            Total Deferred Credits & Other
            Non-Current Liabilities                        13,128            -

 282  ACCUMULATED DEFERRED INCOME TAXES                         -            -

            TOTAL LIABILITIES AND PROPRIETARY
            CAPITAL                                       $93,085      $     -


 (A) Began official operations on March 1, 1996 after receiving SEC approval.



                                                                                      6
                        ANNUAL REPORT OF  GPU GENERATION, INC.

                          For the Year Ended December 31, 1996



                         SCHEDULE II - SERVICE COMPANY PROPERTY

                           BALANCE AT             RETIREMENTS   OTHER     BALANCE AT
                           BEGINNING   ADDITIONS      OR       CHANGES 1/  CLOSE OF
      DESCRIPTION           OF YEAR                  SALES                   YEAR

 SERVICE COMPANY PROPERTY
 Account

 301  ORGANIZATION          $    -        $  -        $   -      $   -       $   -

 302  FRANCHISES AND
      CONSENTS                   -           -            -          -           -

 303  MISCELLANEOUS
      INTANGIBLE PLANT           -           -            -          -           -

 389  LAND AND LAND
      RIGHTS                     -           -            -          -           -

 390  STRUCTURES AND
      IMPROVEMENTS               -           -            -          -           -

 391  OFFICE FURNITURE
      AND EQUIPMENT 2/           -           -            -          -           -

 392  TRANSPORTATION
      EQUIPMENT 2/               -           -            -          -           -

 397  COMMUNICATION
      EQUIPMENT 2/               -           -            -          -           -

 398  MISCELLANEOUS
      EQUIPMENT 2/               -           -            -          -           -

 399  OTHER TANGIBLE
      PROPERTY 3/                -           -            -          -           -

        SUB-TOTAL                -           -            -          -           -

 101.1 PROPERTY UNDER
       CAPITAL LEASES 4/         -           -            -          -           -

 107  CONSTRUCTION WORK
      IN PROGRESS 5/             -           -            -          -           -


         TOTAL              $    -       $   -        $   -      $   -       $   -

      1/                PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
                                   N/A


                                                                                  7
                                 SCHEDULE II - CONTINUED




     2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
        COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING
        THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                        BALANCE AT
                        SUBACCOUNT DESCRIPTION              ADDITIONS    CLOSE OF
                                                                           YEAR

          391.X -             N/A                                -           -
          392.X -             N/A                                -           -
          397.X -             N/A                                -           -
          398.X -             N/A                                -           -







                                                TOTAL      $     -     $     -





     3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

             N/A




     4/  DESCRIBE PROPERTY UNDER CAPITAL LEASES:

             N/A





     5/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

             N/A




                                                                                                 8
                               ANNUAL REPORT OF  GPU GENERATION, INC.

                                  For the Year Ended December 31, 1996


                                          SCHEDULE III
                           ACCUMULATED PROVISION FOR DEPRECIATION AND
                            AMORTIZATION OF SERVICE COMPANY PROPERTY

                             BALANCE AT  ADDITIONS                                BALANCE
                             BEGINNING    CHARGED                 OTHER CHANGES   CLOSE OF
        DESCRIPTION           OF YEAR       TO       RETIREMENTS  ADD (DEDUCT)1/   YEAR
                                        ACCOUNT 403
   Account

   301  ORGANIZATION           $     -              -             -         -      $    -

   302  FRANCHISES AND
        CONSENTS                     -              -             -         -           -

   303  MISCELLANEOUS
        INTANGIBLE PLANT             -              -             -         -           -

   389  LAND AND LAND
        RIGHTS                       -              -             -         -           -

   390  STRUCTURES AND
        IMPROVEMENTS                 -              -             -         -           -

   391  OFFICE FURNITURE
        AND EQUIPMENT                -              -             -         -           -

   392  TRANSPORTATION
        EQUIPMENT                    -              -             -         -           -

   397  COMMUNICATION
        EQUIPMENT                    -              -             -         -           -

   398  MISCELLANEOUS
        EQUIPMENT                    -              -             -         -           -

   399  OTHER TANGIBLE
        PROPERTY                     -              -             -         -           -

                               $     -              -             -         -      $    -




     1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         N/A

                                                                              9
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996




                            SCHEDULE IV - INVESTMENTS



 INSTRUCTIONS:   Complete the following schedule concerning investments.

                 Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                 Under Account 128, "Other Special Funds", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                 Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                     BALANCE AT   BALANCE AT
          D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                      OF YEAR        YEAR



 ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

          NONE


 ACCOUNT 124 - OTHER INVESTMENTS

          NONE


 ACCOUNT 128 - OTHER SPECIAL FUNDS

          Rabbi Trust                                 $    -       $  370

          Health Care Reserve -
            Keystone Health Plan Mgmt. Co.
            (Central Claim Deposit Reserve)                -           86
                                                           -          456


 ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

          NONE



                                       TOTAL          $    -       $  456

                                                                             10
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996




           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES



 INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associated company. Where the service company has provided accommodation or convenience payments for associated companies, a separate listing of total payments for each associated company by subaccount should be provided.


                                                        BALANCE AT   BALANCE AT
              D E S C R I P T I O N                     BEGINNING     CLOSE OF
                                                         OF YEAR (A)    YEAR


 ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATED
               COMPANIES

               JERSEY CENTRAL POWER & LIGHT COMPANY      $    -     $ 36,188

               METROPOLITAN EDISON COMPANY                    -       18,761

               PENNSYLVANIA ELECTRIC COMPANY                  -       11,254

               GPU INTERNATIONAL, INC.                        -           14

               GPU POWER, INC.                                -           14

               GPU ELECTRIC, INC.                             -            -

               GPU SERVICE, INC.                              -            -

               GPU NUCLEAR, INC.                              -            -



                                       TOTAL            $     -     $ 66,231


 ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                 TOTAL
                                                                   PAYMENTS

               NONE





                                          TOTAL PAYMENTS                -


 (A) Began official operations on March 1, 1996 after receiving SEC approval.

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED



 INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associated company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



          D E S C R I P T I O N                   LABOR     EXPENSES     TOTAL



 ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED

                                                $ 3,685     $ 3,515    $ 7,200



       JERSEY CENTRAL POWER & LIGHT CO.          (   46)     (    1)    (   47)

       PENNSYLVANIA ELECTRIC CO.                 (2,368)     (1,953)    (4,321)


       NONASSOCIATED JOINT-OWNERS                (1,271)     (1,561)    (2,832)




 NOTE: Fuel stock expenses are billed back to the associated companies in the month incurred. Nonassociated companies are billed for their share of joint-owned station fuel stock expenses based on ownership percentage.




                                       TOTAL    $  -        $  -       $  -




 SUMMARY: Coal and Oil handling at the Jersey Central Power & Light Co. and Pennsylvania Electric Co. fossil fuel generating stations, and at the Homer City joint-owned station (50% Pennsylvania Electric Co. / 50% Nonassociated Co.).

                                                                             12
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996




                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED



 INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


          D E S C R I P T I O N                  LABOR      EXPENSES  TOTAL



 ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED    $   935     $   849   $ 1,784





       JERSEY CENTRAL POWER & LIGHT CO.         (   88)     (   80)   (  168)

       METROPOLITAN EDISON CO.                  (  263)     (  238)   (  501)

       PENNSYLVANIA ELECTRIC CO.                (  116)     (  106)   (  222)


       NONASSOCIATED JOINT-OWNERS               (  468)     (  425)   (  893)










 NOTE: Stores expenses are billed back to the associated companies in the month incurred.
       Nonassociated companies are billed for
       their share of joint-owned station stores expenses based on ownership percentage.




                                     TOTAL     $  -        $  -      $  -

                                                                             13
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996




                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS


 INSTRUCTIONS:  Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.


                                                        BALANCE AT   BALANCE AT
          D E S C R I P T I O N                         BEGINNING     CLOSE OF
                                                         OF YEAR (A)    YEAR


 ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS


               NONE



























                                               TOTAL  $  -          $  -


 (A) Began official operations on March 1, 1996 after receiving SEC approval.

                                                                             14
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


 INSTRUCTIONS:  Provide detail of items in this account.  Items less than
                $10,000 may be grouped by class showing the number of items in each class.

                                                      BALANCE AT   BALANCE AT
           D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                       OF YEAR (A)    YEAR

 ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


      Officer's Restricted Stock                      $   -        $   297

      Reclass 12/31/96 Payroll Clearing Account
         Balances to Acct. 186.3 (To Be Allocated
         Jan. 1997)                                       -            150

      Send Combustor Baskets to Sayreville, NJ
         (To Be Returned)                                 -             93

      Mobile Maint. Support to Facilities Mgmt.           -             39

      EMS Link to Real Time Mgmt.
         (R&D Awaiting Funding)                           -             21

      Portland, PA Gas Turbine                            -             13

      New York State Electric & Gas                       -             13

      Evaluate Plant Acquisition
         - Manila, Philippines                            -             11

      Project Assessments for GPU International (5)       -             11

      General Engineering Services for Other
         GPU Companies (37)                               -             10

      Acct. 186.3 Balance - Misc. Carry Forwards
         Into 1997                                        -            (13)




            TOTAL                                     $   -        $   645


 (A) Began official operations on March 1, 1996 after receiving SEC approval.

                                                                             15
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



 INSTRUCTIONS:   Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


          D E S C R I P T I O N                            AMOUNT


 ACCOUNT 188-RESEARCH, DEVELOPMENT, OR DEMONSTRATION
             EXPENDITURES

       North American Research for Ozone                 $   150

       PMET Feasibility Study                                 94

       Generation and Storage                                 72

       Gas Turbine Surveillance Program                       61

       General - GPUS, Inc.                                   54

       Environmental                                          52

       Emmissions Modeling for CT's                           48

       Development of Low Temp Catalysts                      40

       General - Subsidiaries                                 40

       Precombustion Control of Potential Toxins              39

       Wood Co-Firing at Seward Station                       35

       Coal Pipe Balancing and Measure                        31

       Gas Turbine Durability Program                         29

       Seward Coal Water Slurry Project                       25

       Power Plant Plume Rise                                 24

       Camrac LOI - Conemaugh Demonstration                   23

       Coal Slurry Technical Assoc.                           20

       PEERC Participation                                    12

       UBECA Membership                                       10

       Penn State Acid Deposition                             10

                                                                            15A
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



 INSTRUCTIONS:   Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


          D E S C R I P T I O N                            AMOUNT


 ACCOUNT 188-RESEARCH, DEVELOPMENT, OR DEMONSTRATION
             EXPENDITURES (CONT'D)

       Fly Ash                                                 8

       Upgraded Coal Interest Group                            7

       Repowering Application                                  5

       Boiler Acoustic Leak Detection                          4

       Customer Systems                                        2

       Sonic Horn for Conemaugh Precipitator                  (5)

       Wood Co-Firing for CO2 Reduction                      (49)


       JERSEY CENTRAL POWER & LIGHT CO.                     (296)

       METROPOLITAN EDISON CO.                              (221)

       PENNSYLVANIA ELECTRIC CO.                            (240)


       NONASSOCIATED JOINT-OWNERS                            (84)



   NOTE:   Research and development expenses are
           billed back to the associate companies
           in the month incurred.  Nonassociated
           companies are billed for their share of
           joint-owned station R&D expenses based
           on percentages.





                                      TOTAL              $   -



                                                                                                                 16
                                        ANNUAL REPORT OF GPU GENERATION, INC.

                                        For the Year Ended December 31, 1996

                                          SCHEDULE XI - PROPRIETARY CAPITAL
                                                NUMBER OF        PAR OR STATED
 ACCOUNT NUMBER        CLASS OF STOCK             SHARES             VALUE             OUTSTANDING CLOSE OF PERIOD
                                                AUTHORIZED         PER SHARE          NO. OF SHARES    TOTAL AMOUNT
      201           COMMON STOCK ISSUED            2,500              $20  *             2,500            $50,000*

    INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

          D E S C R I P T I O N                                                                      AMOUNT
 ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                          NONE


 ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                        $ (127)
    GPU Generation, Inc. Excess Pension Plan Minimum Liability Requirement

                                                                                           TOTAL     $ (127)


 INSTRUCTIONS:     Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                                              BALANCE AT     NET INCOME                  BALANCE AT
          D E S C R I P T I O N                                BEGINNING         OR        DIVIDENDS      CLOSE OF
                                                               OF YEAR (A)     (LOSS)        PAID           YEAR
 ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

                   NONE



                                                    TOTAL      $   -                                      $   -

 * In Whole Dollars

 (A) Began official operations on March 1, 1996 after receiving SEC approval.


                                                                                                                              17
                                               ANNUAL REPORT OF GPU GENERATION, INC.

                                                For the Year Ended December 31, 1996



                                                    SCHEDULE XII- LONG-TERM DEBT

     INSTRUCTIONS:     Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                      TERMS OF OBLIG   DATE                       BALANCE AT                         BALANCE AT
           NAME OF CREDITOR           CLASS & SERIES    OF    INTEREST  AMOUNT    BEGINNING                       1/    CLOSE
                                       OF OBLIGATION  MATURITY  RATE   AUTHORIZED  OF YEAR (A)   ADDITIONS DEDUCTIONS  OF YEAR
    ACCOUNT 223 -  ADVANCES FROM ASSOCIATE
                   COMPANIES:

                   NONE


    ACCOUNT 224 -  OTHER LONG-TERM DEBT:

                   NONE





                                                                       TOTAL      $  -                                 $  -


    1/  GIVE AN EXPLANATION OF DEDUCTIONS:


    (A) Began official operations on March 1, 1996 after receiving SEC approval.

                                                                             18
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


 INSTRUCTIONS:   Provide balance of notes and accounts payable to each
                 associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                         BALANCE AT  BALANCE AT
          D E S C R I P T I O N                          BEGINNING     CLOSE OF
                                                          OF YEAR (A)    YEAR

 ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

               NONE

                                       TOTAL             $   -       $   -



 ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
               COMPANIES

              GPU SERVICE, INC.                          $  -        $ 5,745
              GPU NUCLEAR, INC.                             -            605
              GPU, INC.                                     -              2



                                       TOTAL             $  -        $ 6,352



 ACCOUNT 242  - MISCELLANEOUS CURRENT AND ACCRUED
                 LIABILITIES

 ACCRUALS
              -  GILBERT COMBUSTION TURBINE #9
                   LIABILITY FOR PROGRESS PAYMENTS DUE   $  -        $ 7,250
              -  VACATION PAY                               -          6,255
              -  BONUS PAY/INCENTIVE COMPENSATION           -          5,819
              -  SICK PAY                                   -          1,114
              -  OFFICERS DEFERRED COMPENSATION             -          1,056
              -  SEVERANCE PAY                              -            469
              -  WORKERS' COMPENSATION PREMIUMS             -            196
              -  INSURANCE                                  -             30

                                       TOTAL             $  -        $22,189



 (A) Began official operations on March 1, 1996 after receiving SEC approval.

                                                                             19
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


 INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


       NONE

                                                                             20
                    ANNUAL REPORT OF  GPU GENERATION, INC.

                      For the Year Ended December 31, 1996

                                   SCHEDULE XV
                               STATEMENT OF INCOME


 ACCOUNT            D E S C R I P T I O N           CURRENT YEAR     PRIOR YEAR
                                                                        (A)


   INCOME

 457       Services rendered to associate companies   $369,054        $   -
 458       Services rendered to nonassociated
           companies                                   364,032            -
 421       Miscellaneous income or loss                   -               -
 419       Interest income                                 181            -

                          Total Income                 733,267            -

   EXPENSES-Income Statement

 500-557   Power production                            593,294            -
 560-598   Transmission & distribution expenses            398            -
 901-905   Customer accounts                              -               -
 906-917   Customer service & information                 -               -
 920       Administrative & General Salaries              -               -
 921       Office supplies and expenses                   -               -
 922       Administrative expense transferred -
           credit                                         -               -
 923       Outside services employed                    35,513            -
 924       Property insurance                              831            -
 925       Injuries and damages                           -               -
 926       Employee pensions and benefits                 -               -
 927-935   Other Administrative & General Expense         -               -
 403-407   Depreciation and amortization expenses         -               -
 408       Taxes other than income                      10,188            -
 409-411.4 Income taxes                                     77            -
 426-426.5 Other deductions                              2,727            -
 427-431   Interest expense                               -               -

             Total Expenses-Income Statement           643,028            -

   EXPENSES-Balance Sheet

 107       Construction work in progress                86,922            -
 108-115   Accumulated provision for depreciation        3,612            -
 163       Stores expenses undistributed                  -               -
 174       Miscellaneous current & accrued assets         -               -
 183       Preliminary survey and investigation           (295)           -
 186       Miscellaneous deferred debits                  -               -
 188       Research & development                         -               -

             Total Expenses-Balance Sheet               90,239            -

             Net Income or (Loss)                     $   -           $   -

 (A) Received SEC approval in early 1996. Began operations March 1, 1996.

                                                                             21
                    ANNUAL REPORT OF  GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                DIRECT       INDIRECT   COMPENSATION  TOTAL
                                 COSTS        COSTS       FOR USE     AMOUNT
 NAME OF ASSOCIATE COMPANY      CHARGED      CHARGED     OF CAPITAL   BILLED
                                 457-1        457-2        457-3


 JERSEY CENTRAL POWER
  & LIGHT COMPANY               $ 101,390    $  7,416   $   -        $ 108,806

 METROPOLITAN EDISON COMPANY      103,132       6,266       -          109,398

 PENNSYLVANIA ELECTRIC COMPANY    142,721       8,129       -          150,850








                     TOTAL      $ 347,243    $ 21,811   $   -        $ 369,054



                                                                                                           22
                                   ANNUAL REPORT OF  GPU GENERATION, INC.

                                     For the Year Ended December 31, 1996



                                              ANALYSIS OF BILLING
                                            NONASSOCIATE COMPANIES
                                                  ACCOUNT 458

                                         DIRECT     INDIRECT   COMPENSATION                EXCESS
                                          COSTS      COSTS       FOR USE       TOTAL         OR      TOTAL
 NAME OF NONASSOCIATE COMPANY            CHARGED    CHARGED     OF CAPITAL     COST      DEFICIENCY  AMOUNT
                                          458-1      458-2        458-3                    458-4     BILLED


 ATLANTIC CITY ELECTRIC                 $ 11,790    $   210    $   -         $ 12,000    $   -      $ 12,000
 BALTIMORE GAS & ELECTRIC                 62,124      1,029        -           63,153        -        63,153
 CLEVELAND ELECTRIC ILLUMINATING CO.       1,355        225        -            1,580        -         1,580
 DELMARVA POWER & LIGHT                   14,163        245        -           14,408        -        14,408
 NEW YORK STATE ELECTRIC & GAS            34,126      2,068        -           36,194        -        36,194
 PENNSYLVANIA POWER & LIGHT               45,489        782        -           46,271        -        46,271
 PHILADELPHIA ELECTRIC                    79,709      1,377        -           81,086        -        81,086
 POTOMAC ELECTRIC POWER                   16,819        333        -           17,152        -        17,152
 PUBLIC SERVICE ELECTRIC & GAS            88,624      1,603        -           90,227        -        90,227
 UGI CORPORATION                           1,923         38        -            1,961        -         1,961

                                                                   -

                                        $356,122    $ 7,910        -         $364,032    $   -      $364,032






 INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:

             Operating Costs - Joint-Owned Generating Stations.


                                                                                                                          23

                                                         ANNUAL REPORT OF  GPU GENERATION, INC.

                                                          For the Year Ended December 31, 1996

                                                                       SCHEDULE XVI
                                                             ANALYSIS OF CHARGES FOR SERVICE
                                                           ASSOCIATE AND NONASSOCIATE COMPANIES

                                           ASSOCIATE COMPANY CHARGES  NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                            DIRECT   INDIRECT           DIRECT     INDIRECT             DIRECT   INDIRECT
       DESCRIPTION OF EXPENSES              COST       COST   TOTAL      COST        COST     TOTAL      COST      COST    TOTAL
500-557     POWER PRODUCTION               $260,556  $14,302  $274,858  $312,353   $  6,083  $318,436  $572,909  $20,385  $593,294
560-598     TRANSMISISSION AND
              DISTRIBUTION EXPENSES             143        -       143       255          -       255       398        -       398
901-905     CUSTOMER ACCOUNTS                     -        -         -         -          -         -         -        -         -
906-917     CUSTOMER SERVICE & INFORMATION       -         -         -         -          -         -         -        -         -
920         ADMINISTRATIVE & GEN. SALARIES       -         -         -         -          -         -         -        -         -
921         OFFICE SUPPLIES AND EXPENSES          -        -         -         -          -         -         -        -         -
922         ADMINISTRATIVE EXPENSE
              TRANSFERRED - CREDIT                -        -         -         -          -         -         -        -         -
923         OUTSIDE SERVICES EMPLOYED        28,525    1,689    30,214     5,189        110     5,299    33,714    1,799    35,513
924         PROPERTY INSURANCE                  142        -       142       689          -       689       831        -       831
925         INJURIES AND DAMAGES                  -        -         -         -          -         -         -        -         -
926         EMPLOYEE PENSIONS & BENEFITS          -        -         -         -          -         -         -        -         -
927-935     OTHER ADMINISTRATIVE &
              GENERAL EXPENSES                    -        -         -         -          -         -         -        -         -
403-407     DEPRECIATION AND AMORTIZATION         -        -         -         -          -         -         -        -         -
408         TAXES OTHER THAN INCOME TAXES     1,379    6,387     7,766       354      2,068     2,422     1,733    8,455    10,188
409-411.4   INCOME TAXES                          -       62        62         -         15        15         -       77        77
419.001     OTHER INC./DED. -
              INTEREST-OTHER                    (35)       -       (35)     (146)         -      (146)     (181)       -      (181)
426.1-426.5 OTHER DEDUCTIONS                  2,657       (1)    2,656        71          -        71     2,728       (1)    2,727
427-431     INTEREST EXPENSE                      -        -         -         -          -         -         -        -         -

       TOTAL EXPENSES-INCOME STATEMENT:     293,367   22,439   315,806   318,765      8,276   327,041   612,132   30,715   642,847

       EXPENSES-BALANCE SHEET

107         CONSTRUCTION WORK IN PROGRESS    51,152     (563)   50,589    36,661       (328)   36,333    87,813     (891)   86,922
108-115     ACCUMULATED PROVISION
              FOR DEPRECIATION                2,760      (65)    2,695       955        (38)      917     3,715     (103)    3,612
163         STORES EXPENSES UNDISTRIBUTED         -        -         -         -          -         -         -        -         -
174         MISCELLANEOUS CURRENT &
              ACCRUED ASSETS                      -        -         -         -          -         -         -        -         -
183         PRELIMINARY SURV. & INVEST.         (36)       -       (36)     (259)         -      (259)     (295)       -      (295)
186         MISCELLANEOUS DEFERRED DEBITS         -        -         -         -          -         -         -        -         -
188         RESEARCH & DEVELOPMENT                -        -         -         -          -         -         -        -         -

       TOTAL EXPENSES-BALANCE SHEET:         53,876     (628)   53,248    37,357       (366)   36,991    91,233     (994)   90,239

                     TOTAL EXPENSES:       $347,243  $21,811  $369,054  $356,122   $  7,910  $364,032  $703,365  $29,721  $733,086

INSTRUCTION: Provide a breakdown of "Direct Costs" vs. "Indirect Costs" for charges appearing on the Income Statement for the current year. Indicate whether amounts shown have been "billed to" the account ranges listed.




                                                                                                 24

                                     ANNUAL REPORT OF  GPU GENERATION, INC.

                                       For the Year Ended December 31, 1996

                                                  SCHEDULE XVII
                                        SCHEDULE OF EXPENSE DISTRIBUTION
                                                         BY
                                          DEPARTMENT OR SERVICE FUNCTION

                                      FOR THE YEAR ENDED DECEMBER 31, CURRENT YEAR
                                              TOTAL               PROCESS
 DESCRIPTION OF EXPENSES                      AMOUNT    OVERHEAD  SUPPORT  OPERATIONS  MAINTENANCE   STORES
 500-557     POWER PRODUCTION                $593,294   $20,385   $415,730  $28,660      $55,403     $  731
 560-598     TRANSMISISSION AND
               DISTRIBUTION EXPENSES              398       -            2       29          -          -
 901-905     CUSTOMER ACCOUNTS                   -          -         -         -            -          -
 906-917     CUSTOMER SERVICE & INFORMATION      -          -         -         -            -          -
 920         SALARIES AND WAGES                  -          -         -         -            -          -
 921         OFFICE SUPPLIES AND EXPENSES        -          -         -         -            -          -
 922         ADMINISTRATIVE EXPENSE
               TRANSFERRED CREDIT                -          -         -         -            -          -
 923         OUTSIDE SERVICES EMPLOYED         35,513     1,799     4,014    11,025       11,694        232
 924         PROPERTY INSURANCE                   831       -         831       -            -          -
 925         INJURIES AND DAMAGES                 -         -         -         -            -          -
 926         EMPLOYEE PENSIONS AND BENEFITS       -         -         -         -            -          -
 927-935     OTHER ADMINISTRATIVE & GENERAL
               EXPENSES                           -         -         -         -            -          -
 403-407     DEPRECIATION AND AMORTIZATION        -         -         -         -            -          -
 408         TAXES OTHER THAN INCOME TAXES     10,188     8,455     1,733       -            -          -
 409-411.4   INCOME TAXES                          77        77       -         -            -          -
 419-001     OTHER INCOME - DEDUCTIONS -
               INTEREST - OTHER                  (181)      -         -         -            -          -
 426.1-426.5 DONATIONS                          2,727        (1)    1,680       543           15        119
 427-431     INTEREST EXPENSE                     -         -         -         -            -          -

             TOTAL EXPENSES-INC. STATEMENT    642,847    30,715   423,990    40,257       67,112      1,082

             EXPENSES-BALANCE SHEET

 107         CONSTRUCTION WORK IN PROGRESS     86,922      (891)    65,291      432        4,958         18
 108-115     ACCUMULATED PROVISION
               FOR DEPRECIATION                 3,612      (103)     3,485       13         (178)        (6)
 163         STORES EXPENSES UNDISTRIBUTED        -         -          -        -            -          -
 174         MISCELLANEOUS CURRENT &
               ACCRUED ASSETS                     -         -          -        -            -          -
 183         PRELIM. SURVEY & INVESTIGATION     (295)       -          (68)     -            (1)        -
 186         MISCELLANEOUS DEFERRED DEBITS        -         -          -        -            -          -
 188         RESEARCH & DEVELOPMENT               -         -            5      -            -          -

             TOTAL EXPENSES-BALANCE SHEET:     90,239      (994)    68,713      445        4,779         12

                      TOTAL EXPENSES:        $733,086   $29,721   $492,703  $40,702      $71,891     $1,094

 INSTRUCTION: Provide distribution of expenses by department for the year ended December 31, for the current year and the prior year.  Indicate whether amounts shown have been
             "billed to" the financial statements of associate companies.



                                                                                                 25

                                     ANNUAL REPORT OF  GPU GENERATION, INC.

                                       For the Year Ended December 31, 1996

                                                  SCHEDULE XVII
                                        SCHEDULE OF EXPENSE DISTRIBUTION
                                                         BY
                                          DEPARTMENT OR SERVICE FUNCTION

                                      FOR THE YEAR ENDED DECEMBER 31, CURRENT YEAR
                                                FACILITIES                              CORPORATE
 DESCRIPTION OF EXPENSES       ENGINEERING  MATERIAL & SUPPLIES  FUELS  ENVIRONMENTAL   SERVICES  ADMINISTRAITON
 500-557                        $15,370          $   447        $ 8,886    $2,562        $25,653     $19,467
 560-598                            232               38            -         -               93           4
 901-905                            -                -              -         -              -           -
 906-917                            -                -              -         -              -           -
 920                                -                -              -         -              -           -
 921                                -                -              -         -              -           -
 922                                -                -              -         -              -           -
 923                              1,649                1            916       -              911       3,272
 924                                -                -              -         -              -           -
 925                                -                -              -         -              -           -
 926                                -                -              -         -              -           -
 927-935                            -                -              -         -              -           -
 403-407                            -                -              -         -              -           -
 408                                -                -              -         -              -           -
 409-411.4                          -                -              -         -              -           -
 419-001                            -                -              -         -             (181)        -
 426.1-426.5                          9                1            -          17            -           344
 427-431                            -                -              -         -              -           -

 TOTAL EXP.-INC. STATEMENT       17,260              487          9,802     2,579         26,476      23,087

 EXPENSES-BALANCE SHEET

 107                              1,804              213            129       149          1,732      13,087
 108-115                              6                1             12       -               44         338
 163                                -                -              -         -              -           -
 174                                -                -              -         -              -           -
 183                               (173)             (12)            (2)      -              (25)       (14)
 186                                -                -              -         -              -          -
 188                                -                -              -         -              -            (5)

 TOTAL EXP.-BAL. SHEET:           1,637              202            139       149          1,751      13,406

 TOTAL EXPENSES:                $18,897          $   689        $ 9,941    $2,728        $28,227     $36,493

 INSTRUCTION: Provide distribution of expenses by department for the year ended December 31, for the current year and the prior year.  Indicate whether amounts shown have been
             "billed to" the financial statements of associate companies.



                                                                                         26
                          ANNUAL REPORT OF  GPU GENERATION, INC.

                            For the Year Ended December 31, 1996



                              DEPARTMENTAL ANALYSIS OF SALARIES

                                          DEPARTMENTAL SALARY EXPENSE             NUMBER
 NAME OF DEPARTMENT                            INCLUDED IN AMOUNTS BILLED TO     PERSONNEL
 Indicate each department         TOTAL     PARENT      OTHER           NON       END OF
 or service function.             AMOUNT    COMPANY   ASSOCIATES     ASSOCIATES    YEAR
 PROCESS SUPPORT                 $ 21,587   $   -     $ 10,690       $ 10,897        541

 OPERATIONS                        24,163       -       17,438          6,725        406

 MAINTENANCE                       29,502       -       19,152         10,350        545

 STORES                               387       -          387              -          8

 ENGINEERING                        3,755       -        2,175          1,580         60

 FACILITIES,MATERIALS & SUPPLIES        -       -            -              -          -

 FUELS                              6,311       -        3,364          2,947        129

 ENVIRONMENTAL                      1,584       -          263          1,321         29

 CORPORATE SERVICES                   820       -          157            663         14

 ADMINISTRATIVE                     4,995       -        3,757          1,238         84


                    TOTAL        $ 93,104   $   -     $ 57,383       $ 35,721      1,816






















                                                                                   27
                            ANNUAL REPORT OF GPU GENERATION,INC.

                            For the Year Ended December 31, 1996



                                  OUTSIDE SERVICES EMPLOYED



 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than  $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

                                                                    RELATIONSHIP
                                                                   "A"= ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"= NON        AMOUNT
                                                                    ASSOCIATE

 Outside Contractors
 ABB Combustion Engineering      Emergency Boiler & Mechanical Repairs   NA        $15,403
  Services
 R&L Development Co.             Civil Construction                      NA          9,348
 ABB Power Generation, Inc.      Combustion Turbine Engineering          NA          5,068
 Jones-Krall, Inc.               Electrical Construction & Repairs       NA          4,191
 Harsco Corporation              Scaffolding Services                    NA          4,010
 Westinghouse Electric Corp.     Turbine Generator Installation/Repairs  NA          3,769
 Welding Services, Inc.          Boiler Waterwall Weld Overlay           NA          3,550
 Chempower, Inc.                 Insulation & Lagging Services           NA          2,989
 NPS Energy Services, Inc.       Precipitator Roof Steel Replacement     NA          2,612
 General Electric Co.            Turbine Services                        NA          2,304
 Raytheon Engineers &            Control Computer System Modernization   NA          2,142
  Constructors                    & Technical Support Services
 DB Riley, Inc.                  Boiler Tube Repair/Replacement          NA          1,979
 Parsons Power Group, Inc.       Technical Support Services &            NA          1,736
                                  Field Construction Support Services
 National Electric Coil Div.     Stator Rewinds                          NA          1,550
 American Hydro Corporation      Turbine Shaft Upgrade                   NA          1,532
 Lincoln Contracting &           Coal Preparation Plant
  Equipment Co.                   Construction                           NA          1,382
 Gap Pollution & Environmental   Precipitator High Pressure Water        NA          1,367
                                  Cleaning
 GAI Consultants, Inc.           Residual Waste Compliance Project       NA          1,249
 Foster Wheeler Zack, Inc.       Mechanical Repairs                      NA          1,224
 Sargent Electric Company        Electrical Construction                 NA          1,188
 Global Power Company            Insulation & Lagging Services           NA          1,137
 Homer City Coal Processing      O&M Services of Coal Cleaning Plant     NA          1,128
 Svedala Bulk Material Handling  Stacker/Reclaimer Controls Upgrade      NA          1,107
 Foster Wheeler Energy Corp.     Actuator Repairs, Technical Support     NA            952
                                  & Plant Repowering Consulting
 Babcock & Wilcox Company        Boiler Services                         NA            922
 Black & Veatch                  Seward CFB Project                      NA            746
 Aven Fire Systems, Inc.         Fire Protection System Repairs          NA            701
 Berkabile Brothers, Inc.        Civil Construction                      NA            638
 Arco Enterprises                Sandblasting Services                   NA            614
 James A. Redding                Modify Rail Coal Sampling System        NA            569



                                                                                   27A
                            ANNUAL REPORT OF GPU GENERATION,INC.

                            For the Year Ended December 31, 1996



                                  OUTSIDE SERVICES EMPLOYED



 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than  $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

                                                                    RELATIONSHIP
                                                                   "A"= ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"= NON        AMOUNT
                                                                    ASSOCIATE

 Outside Contractors (Cont'd.)
 Quaker Sales Corporation        Bituminous Paving Services              NA        $   554
 Frank M. Seesley                Civil Construction                      NA            455
 Latrobe Window Cleaning Co.     Janitorial Services                     NA            431
 George V. Hamilton, Inc.        Insulation & Lagging                    NA            429
 Forney Corporation              Tech Site Support                       NA            422
 Miltech Energy Services, Inc.   Fuel Study & Repowering Project         NA            417
 Sauer, Inc.                     Pipe Installation                       NA            409
 Earth Sciences Consultants,     Engineering Services & Water Permitting NA            375
  Inc.
 L. C. Whitford Co., Inc.        Paving Services & Reservoir Repairs     NA            372
 World Wide Products, Inc.       Boiler Inspection                       NA            363
 AAR Engine Component Services   Combustion Turbine Services             NA            351
 Marta Track Constructors, Inc.  Railroad Construction                   NA            332
 Specialties Engineering Corp.   Condenser Tube Cleaning                 NA            330
 Bailey Controls Company         Boiler System Services                  NA            328
 Nalco Fuel Tech                 Boiler System Repairs                   NA            328
 Millar Elevator Services Co.    Elevator Upgrade                        NA            308
 Power Tech Associates, Inc.     Design Transportable Water Injection    NA            296
                                  System
 Hydrochem Industrial            Chemical Cleaning                       NA            294
  Services, Inc.
 Beckwith Machinery Co.          Crane Repair                            NA            292
 Electric Power Research         R&D Project - Tropospheric Ozone        NA            267
  Institute                       Strategy
 Ingersoll-Dresser Pump Co.      In-Shop Pump Repairs                    NA            264
 Harold Beck & Sons              Service Meter Operated Drive Units      NA            243
 Fan Services Associates         Fan Blade Wear Nose Fabrication         NA            240
                                  & Overplating
 Speranza Specialty Machinery    Machine Services                        NA            236
 Kipin Industries, Inc.          Demolition Services                     NA            226
 Sofis Company, Inc.             Bottom Ash Hopper Repairs               NA            226
 M.A.W.G., Inc.                  Calibration/Testing                     NA            220
 Demag Delaval Turbomachinery    Turbine Inspection & Repairs            NA            213
  Corp.
 MQS Inspection, Inc.            Non Destructive Testing                 NA            209



                                                                                   27B
                            ANNUAL REPORT OF GPU GENERATION,INC.

                            For the Year Ended December 31, 1996



                                  OUTSIDE SERVICES EMPLOYED



 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than  $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

                                                                    RELATIONSHIP
                                                                   "A"= ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"= NON        AMOUNT
                                                                    ASSOCIATE

 Outside Contractors (Cont'd.)
 Handex of New Jersey            Design & Install Groundwater            NA        $   193
                                  Treatment System
 Mentzell Electric Co.           Crane Repair                            NA            193
 Henkeis & McCoy, Inc.           Rebuild & Relocate KV Lines             NA            190
 Safari Contract Cleaners        Janitorial Services                     NA            188
 Ingersoll Rand Co.              Air Compressor Services                 NA            185
 L. Robert Kimball & Assoc.      Engineering - Ash Disposal Site         NA            181
 Precision Samplers, Inc.        Coal Handling & Storage                 NA            180
 Magnetek - National Elec. Coil  In-Shop Pump Repairs                    NA            177
 Morris Kreitz & Sons, Inc.      Pipe Installation                       NA            175
 Team Industrial Services, Inc.  Valve Service/Repair                    NA            170
 Stewart & March, Inc.           General Construction Services           NA            165
 Advanced Environmental          Generation Waste Services               NA            163
  Technical Services
 Conco Services, Inc.            Condenser Tube Cleaning                 NA            156
 DIS Industries Services         Chemical Cleaning Service               NA            143
 Honeywell                       Service Representative                  NA            142
 Energy & Environmental          Engineering Services                    NA            141
  Research
 Fleischman Co.                                                          NA            136
 Hydro Technical Services, Inc.  High Pressure Water Cleaning            NA            134
 Graver Water Co.                Water Purification System Service       NA            133
 Schlouch Excavating, Inc.       Civil Construction                      NA            131
 Kircon - Breco, Inc.            HVAC Repairs                            NA            129
 Spec Consultants, Inc.          Non Destructive Testing                 NA            127
 Inspection Services, Inc.       Ultrasonic Tube Testing                 NA            127
 TLG Services, Inc.              Generating Station Decommissioning      NA            125
 Schaad Detective Agency, Inc.   Office Security Services                NA            123
 Commonwealth of Pennsylvania    Road Safety Improvements                NA            121
 PA Dept. of Transportation      East Side Track Modification            NA            121
 Morgantown Excavators, Inc.     Dam Removal                             NA            117
 Dolan's Welding &               Incidental Welding Services             NA            115
  Steel Fabrication
 Servicemaster of Indiana        Janitorial Services                     NA            111
 Eastern Electric Apparatus      Service & Repairs as Requested          NA            110
 Ralph J. Meyer Co.              Roofing Service                         NA            109



                                                                                   27C
                            ANNUAL REPORT OF GPU GENERATION,INC.

                            For the Year Ended December 31, 1996



                                  OUTSIDE SERVICES EMPLOYED



 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than  $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

                                                                    RELATIONSHIP
                                                                   "A"= ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"= NON        AMOUNT
                                                                    ASSOCIATE

 Outside Contractors (Cont'd.)
 ABB Environmental Systems       Service Fluegas Conditioning System     NA        $   107
 Franklin Field Services         Heat Treating & Machinery Services      NA            103
 Terra Diving                    Underwater Services                     NA            101
 Newport News Industrial Corp.   Recirculating Pump Repair/Service       NA            100
 Ecolochem, Inc.                 Mobile Demineralizer System Service     NA            100
 819 Others (under $100,000)                                             --          2,523

                                 Sub-Total                                         $94,282

 Tree Trimming/Removal & Spraying

 3 Others (under $100,000)                                               --        $    33

 Temporary Nonprofessional Help
 7 others (under $100,000)                                               --        $    78

 Professional Services - Legal
 Winston & Strawn                Environmental Legal Services            NA        $   340
 29 Others (under $100,000)                                              --            664

                                 Subtotal                                          $ 1,004

 Professional Services - Other

 KPMG Peat Marwick               Financial Statements Audit              NA        $   168
 Babcock & Wilcox Technical      Power Plant Overview & Analytical       NA            165
  Training                        Instrumentation
 Ellwood City Hospital           Medical Testing & Reporting             NA            107
 230 Others (under $100,000)                                             --            725
  Services

                                 Sub-Total                                         $ 1,165


                                 Total                                             $96,562


                                                                     28
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                         EMPLOYEE PENSIONS AND BENEFITS



 INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


                 D E S C R I P T I O N                       AMOUNT


    VOLUNTARY ENHANCED RETIREMENT PROGRAM (VERP) /
    BRIDGE BENEFIT PROGRAM (BRIDGE)                         $24,587

    VACATION ACCRUAL                                          7,052

    HOSPITAL, SURGICAL, MEDICAL AND DENTAL INSURANCE          6,688

    O.P.E.B. - HEALTH INSURANCE                               5,660

    PENSION PLAN                                              5,290

    EMPLOYEE SAVINGS PLAN                                     1,820

    O.P.E.B. - LIFE INSURANCE                                   484

    LONG-TERM DISABILITY - INCOME BENEFITS                      308

    EDUCATIONAL REIMBURSEMENT                                    46

    ORDINARY LIFE INSURANCE                                      27

    OTHER BENEFITS (Under $25,000)                               61



                                        TOTAL               $52,023

                                                                           29
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                          GENERAL ADVERTISING EXPENSES



 INSTRUCTIONS: Provide a listing of the amount included in, "General
               Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


      D E S C R I P T I O N              NAME OF PAYEE                 AMOUNT


    EDITORIAL, EDUCATIONAL,
     AND INFORMATIONAL
     ADVERTISING                       TOM SHEEHAN, INC.              $   21

                                       MISCELLANEOUS                       1


    PRODUCTION COSTS AND
     AGENCY FEES                       TOM SHEEHAN, INC.                   5


    NEWSPAPER, MAGAZINE, AND
     PAMPHLET ADVERTISING              VARIOUS                             4




















                                       TOTAL                          $   31

                                                                     30
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                         MISCELLANEOUS GENERAL EXPENSES



 INSTRUCTIONS: Provide a listing of the amount included in "Miscellaneous
               General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


                 D E S C R I P T I O N                       AMOUNT


               NONE































               TOTAL                                         $  -

                                                                     31
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                                  LEASE/RENTALS



 INSTRUCTIONS: Provide a listing of the amount included in "Lease/Rentals", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


          T Y P E  O F  P R O P E R T Y                        AMOUNT

    MERRILL CREEK LEASE                                      $4,925

    BROAD STREET OFFICE RENT                                  2,605

    OTHER EQUIPMENT                                             871

    TRANSPORTATION EQUIPMENT                                    508

    DUPLICATING EQUIPMENT                                       103

    UNIFORMS                                                     46

    BUILDINGS AND TRAILERS                                       15

    MISCELLANEOUS                                                18


















                                  TOTAL                      $9,091

                                                                     32
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408


 INSTRUCTION: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


                      K I N D  O F  T A X                            AMOUNT

 (1)   OTHER THAN U. S. GOVERNMENT TAXES

       Local Real Estate - Pennsylvania                            $   101

       Pennsylvania Unemployment Insurance                             148

       New Jersey Unemployment Insurance                                33

       Maryland Unemployment Insurance                                   1

                                             Subtotal                  283


 (2)   TAXES - U. S. GOVERNMENT

       FICA - Social Security                                        6,643
              Medicare                                               1,585

       Federal Unemployment Insurance                                   45

       Title V Emissions Assessment                                  1,632

                                             Subtotal                9,905










                                             Total                 $10,188

                                                                     33
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                                    DONATIONS

                                  ACCOUNT 426.1


 INSTRUCTION: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


 NAME OF RECIPIENT                  PURPOSE OF DONATION            AMOUNT

 United Way of Greater
   Johnstown, Inc.                  United Way                     $ 18
 United Way of Indiana County       United Way                        9
   7 Organizations (under $3,000)   United Way                       11

  36 Organizations (under $3,000)   Emergency Services               12

 YMCA                               Community Services                5
 Community Foundation of
   Greater Johnstown                Community Services                5
 Foundation for a Drug
   Free Penna.                      Community Services                4
 Habitat for Humanity               Community Services                3
 124 Organizations (under $3,000)   Community Services               57

  10 Organizations (under $3,000)   Health Services                   2

  44 Organizations (under $3,000)   Education                        10

 Partnership for New Jersey         Cultural                          5
 Johnstown Symphony Orchestra       Cultural                          3
   7 Organizations (under $3,000)   Cultural                          6

 St. Francis College                Capital Drive                     7
 Indiana County Visitors &
   Convention Bureau                Capital Drive                     5




        TOTAL                                                      $162

                                                                     34
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


 INSTRUCTIONS: Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.


 D E S C R I P T I O N               NAME OF PAYEE                 AMOUNT

 Write-Off of Obsolete
   Material at Gilbert
   Generating Station                     N/A                      $ 1,415


 Write-Off of Obsolete
   Material at Werner
   Generating Station                     N/A                        1,010

























                                           TOTAL                   $ 2,425

                                                                     35
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996



                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME


 INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.










             NONE

                                                                    36
                      ANNUAL REPORT OF GPU GENERATION, INC.
                      For the Year Ended  December 31, 1996


                               ORGANIZATION CHART

              -----------------------------------------------------
             |  BOARD OF DIRECTORS                                 |
              -----------------------------------------------------|
                |  President                                       |
                 --------------------------------------------------|
                      |   V.P. - Finance & Administration          |
                      |--------------------------------------------|
                      |    | Comptroller & Chief Acctg. Officer    |
                      |    |---------------------------------------|
                      |    | Team Leader - Communication           |
                      |    |---------------------------------------|
                      |    | Senior Attorney                       |
                      |    |---------------------------------------|
                      |    | Team Leader - Internal Affairs        |
                      |     ---------------------------------------|
                      |  V.P. Generation                           |
                      |--------------------------------------------|
                      |    |  Maintenance Services Director        |
                      |    |---------------------------------------|
                      |    |  Generation Station Managers          |
                      |    |---------------------------------------|
                      |    |   | Sayreville/Werner/Forked River    |
                      |    |   | Seward/Deep Creek                 |
                      |    |   | Titus                             |
                      |    |   | York Haven                        |
                      |    |   | Warren/Piney                      |
                      |    |   | Shawville                         |
                      |    |   | Keystone                          |
                      |    |   | Conemaugh                         |
                      |    |   | Homer City                        |
                      |    |   | Portland/Yards Creek              |
                      |    |   | River Road                        |
                      |    |    -----------------------------------|
                      |    |  Keystone/Conemaugh Admin. Director   |
                      |     ---------------------------------------|
                      |  Resource Acquisition & Logistic Dir.      |
                      |--------------------------------------------|
                      |    |  Team Leader-Contracts                |
                      |    |---------------------------------------|
                      |    |  Team Leader-Logistics                |
                      |    |---------------------------------------|
                      |    |  Team Leader-Fuels                    |
                      |    ----------------------------------------|
                      |  Process Owner - Recruit & Develop People  |
                      |--------------------------------------------|
                      |    |  Team Leader-R&DP                     |
                      |    ----------------------------------------|
                      |  Director-Generation Opers.                |
                      |--------------------------------------------|
                      |    |  Generation Production Dir.           |
                      |    ----------------------------------------|
                      |    |  Mgr.-Major Projects                  |
                      |    ----------------------------------------|
                      |    |  Station Projects Dir.                |
                      |    ----------------------------------------|
                      |  Generation Tech. Svcs. Director           |
                      |--------------------------------------------|
                      |    |  Mgr.-R&D                             |
                      |    ----------------------------------------|
                      |    |  Team Leader-Strategy                 |
                      |    ----------------------------------------|
                      |    |  Environmental Mgr.                   |
                       --------------------------------------------

                                                                    37
                      ANNUAL REPORT OF GPU GENERATION, INC.


                              METHODS OF ALLOCATION


   Expenses directly attributable to a particular generating station are billed to the owner(s) of that station in direct proportion to the ownership percentage in the station. Expenses that can be specifically attributed to a particular owner are fully allocated to that owner. The expenses attributed to the five generating stations that are jointly owned between associated and nonassociated companies (i.e., Keystone, Conemaugh, Homer City, Seneca, and Yards Creek) are allocated to the owners in direct proportion to their ownership interest in the station, unless the cost is attributed solely to the associated companies as a group or the nonassociated companies as a group, in which case the expenses are allocated only among the station owners in that group. Expenses attributed to a generating station owned solely by an associated company are allocated to that associated company.

   The allocation of expenses not directly attributable to a particular generating station are in proportion to the direct expenses attributable to the station.

                                                                     38
                   ANNUAL REPORT OF   GPU GENERATION, INC.

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED





                      NONE

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1996


                              VENTURE DISCLOSURES



                              SEC FILE No. 70-8289
                      (SEC ORDER ISSUED SEPTEMBER 11, 1996)

 Provision of operation and maintenance services to non-utility generators (comparable to authority previously granted to JCP&L, Met-Ed and Penelec in this docket.)


                              SEC File No. 70-8409
                         (FORM U-1 FILED MARCH 19, 1996)

 Provision of services to GPU International and exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") in which GPU owns an interest (comparable to authority previously granted to JCP&L, Met-Ed and Penelec in SEC File No. 70-8593.) (Notice period commencing but no resolution on decision to issue Order.)


                              SEC FILE NO. 70-8937
               (FORM U-1 AMENDMENT NO. 1, FILED DECEMBER 30, 1996)

 Authority to engage in the sale, purchase, transportation, transmission, distribution, storage of such energy commodities, which include natural and manufactured gas, electric power, coal, oil, as well as other similar products; to sell or arrange for the sale of natural gas to GPU Energy's large industrial customers; to broker or market natural gas to customers outside our service territory; and when retail access is permitted, to broker or market electric energy beyond the current GPU Energy service territories.

                      ANNUAL REPORT OF GPU GENERATION, INC.






                                SIGNATURE CLAUSE



              Pursuant to the requirements of the Public

         Utility Holding Company Act of 1935 and the rules

         and regulations of the Securities and Exchange

         Commission issued thereunder, the undersigned

         company has duly caused this report to be signed

         on its behalf by the undersigned officer thereunto

         duly authorized.


               GPU GENERATION, INC.
             (Name of Reporting Company)

         By:
         (Signature of Signing Officer)

         R. J. Vodzack, Comptroller & Chief Accounting Officer
         (Printed Name and Title of Signing Officer)


         Date:      4/30/97